Exhibit 21

Subsidiaries of Mayville Engineering Company, Inc. (Wisconsin)

Name	Domicile
Center Manufacturing Holdings, Inc.	Delaware
Center Manufacturing, Inc.	Delaware
Center – Moeller Products LLC	Delaware
Defiance Metal Products Co.	Ohio
Defiance Metal Products of Arkansas, Inc.	Arkansas
Defiance Metal Products of PA., Inc.	Pennsylvania
Defiance Metal Products of WI, Inc.	Wisconsin
Mid-States Aluminum, LLC	Wisconsin
Accu-Fab, LLC.	Illinois